October 4, 2006

Margaret Fitzgerald and Kevin W. Vaughn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sanpaolo IMI S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 29, 2006
File No. 001-14870

Dear Ms. Fitzgerald and Mr. Vaughn:

As discussed with Mr. Vaughn on October 2, 2006, Sanpaolo IMI S.p.A. (“Sanpaolo IMI”) is preparing responses to the comments of the staff of the Division of Corporation Finance on Sanpaolo IMI’s annual report on Form 20-F for the year ended December 31, 2005. We expect to file Sanpaolo IMI’s responses by no later than the week of October 23, 2006.

Very truly yours,

Bruno Picca
Head of Finance and Administration Department

Sanpaolo IMI S.p.A. - Sede Sociale: piazza San Carlo 156 - 10121 Torino - Sedi Secondarie: viale dell’Arte 25 - 00144 Roma - via Farini 22 - 40124 Bologna Capitale Sociale € 5.399.586.247,68 i.v. - Aderente al Fondo Interbancario di Tutela dei Depositi - Registro Imprese Torino, Codice Fiscale e Partita I.V.A. n. 06210280019 Numero iscriz. Albo Banche: 5084.9.0 - Capogruppo del Gruppo Bancario Sanpaolo IMI - Codice A.B.I. e numero di iscrizione Albo Gruppi Bancari: 1025.6